  EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement on Form S-1 (File number yet to be assigned) of our audit report dated June 22, 2020, with respect to the consolidated balance sheet of Nascent Biotech Inc. as of March 31, 2020, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the year then ended, appearing in the Annual Report on Form 10-K for the year ended March 31, 2020. Our report dated June 22, 2020, relating to aforementioned financial statements, includes an emphasis paragraph relating to substantial doubt of the Company's ability to continue as a going concern.

We also consent to the references to us under the heading “Experts” within the Registration Statement.

Fruci & Associates II, PLLC

December 18, 2020